UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of April 2016.

Commission File Number:  333-13896

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

EXHIBITS

Exhibit Number

1. UNAUDITED INTERIM FINANCIAL STATEMENTS (U.S. GAAP) (English Translation)
RESULTS FOR THE YEAR ENDED MARCH 31, 2016
FROM APRIL 1, 2015 TO MARCH 31, 2016
CONSOLIDATED

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 25, 2016
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

NEWS RELEASE

NIDEC CORPORATION

FOR IMMEDIATE RELEASE

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@nidec.com

UNAUDITED FINANCIAL STATEMENTS (U.S. GAAP)

(English Translation)

RESULTS FOR THE YEAR ENDED MARCH 31, 2016

FROM APRIL 1, 2015 TO MARCH 31, 2016

CONSOLIDATED

Released on April 25, 2016

NIDEC CORPORATION

Stock Listings: Tokyo Stock Exchange, New York Stock Exchange (to be delisted from NYSE on May 2, 2016)

Head Office: Kyoto, Japan

Date of Annual General Shareholders’ Meeting (Plan): June 17, 2016

Date of Dividend Payment (Plan): June 2, 2016

Date of Filing of Japanese Annual Securities Report (Plan): June 20, 2016

1. Selected Consolidated Financial Performance (U.S. GAAP) (unaudited)

(1) Consolidated Results of Operations

	Yen in millions (except for per share amounts)
	Year ended March 31
	2016	2015
Net sales	¥1,178,290	¥1,028,385
Ratio of change from the previous fiscal year	14.6%	17.5%
Operating income	124,538	110,939
Ratio of change from the previous fiscal year	12.3%	30.7%
Income before income taxes	119,328	107,092
Ratio of change from the previous fiscal year	11.4%	26.8%
Net income attributable to Nidec Corporation	91,810	76,015
Ratio of change from the previous fiscal year	20.8%	35.1%
Net income attributable to Nidec Corporation per share-basic	¥309.32	¥271.61
Net income attributable to Nidec Corporation per share-diluted	¥308.19	¥256.05
Ratio of net income attributable to Nidec Corporation to average of Nidec Corporation shareholders’ equity *1	12.2%	12.0%
Ratio of income before income taxes to total assets	8.7%	8.5%
Ratio of operating income to net sales	10.6%	10.8%

Notes:

1. Weighted-average of Nidec Corporation shareholders' equity at the beginning and the end of each fiscal year

2. Comprehensive income (loss) attributable to Nidec Corporation:

¥33,711 million for the year ended March 31, 2016 (77.9% decrease compared to the fiscal year ended March, 31, 2015)

¥152,465 million for the year ended March 31, 2015 (49.9% increase compared to the fiscal year ended March 31, 2014)

3. Equity in net income (loss) of affiliated companies:

¥1 million for the year ended March 31, 2016

¥29 million for the year ended March 31, 2015

(2) Consolidated Financial Position

	Yen in millions (except for per share amounts)
	March 31, 2016	March 31, 2015
Total assets	¥1,384,472	¥1,357,340
Total equity	772,505	753,099
Nidec Corporation shareholders’ equity	764,221	744,972
Nidec Corporation shareholders’ equity to total assets	55.2%	54.9%
Nidec Corporation shareholders’ equity per share	¥2,576.59	¥2,533.07

(3) Consolidated Results of Cash Flows

	Yen in millions
	Year ended March 31, 2016	Year ended March 31, 2015
Net cash provided by operating activities	¥147,610	¥91,875
Net cash used in investing activities	(95,315)	(81,230)
Net cash provided by (used in) financing activities	7,775	(19,508)
Cash and cash equivalents at the end of year	¥305,942	¥269,902

2. Dividends (unaudited)

	Yen
	Year ending March 31, 2017 (target)	Year ended March 31, 2016	Year ended March 31, 2015
Interim dividend per share	¥40.00	¥40.00	¥30.00
Year-end dividend per share	40.00	40.00	40.00
Annual dividend per share	¥80.00	¥80.00	¥70.00
Dividends declared for the year	-	¥23,789 million	¥20,038 million
Dividend payout ratio *1	25.0%	25.9%	25.8%
Dividend to Nidec Corporation shareholders’ equity	-	3.1%	3.2%

Note:

“Annual dividend per share” to “earning per share-basic”

3. Forecast of Consolidated Financial Performance (for the fiscal year ending March 31, 2017)

	Yen in millions (except for per share amounts)
	Six months ending September 30, 2016	Year ending March 31, 2017
Net sales	¥600,000	¥1,250,000
Operating income	63,500	130,000
Income before income taxes	63,500	130,000
Net income attributable to Nidec Corporation	48,000	98,000
Net income attributable to Nidec Corporation per share-basic	¥161.83	¥330.41

Note:

The forecasts are made in accordance with U.S. GAAP, although we have decided to voluntarily adopt IFRS from the first quarter of the fiscal year ending March 31, 2017.

4. Others

(1) Changes in significant subsidiaries (changes in “specified subsidiaries” (tokutei kogaisha) accompanying changes in the scope of consolidation) during this period: None

(2) Changes in accounting policies:

1. Changes due to revisions to accounting standards: Yes

2. Changes due to other reasons: None

Note:

Please refer to “Changes Relating to the Basis for Preparing Our Consolidated Financial Statements” in “5. Consolidated Financial Statements (U.S. GAAP) (unaudited)” on page 23 for more information.

(3) Number of shares issued (common stock)

1. Number of shares issued at the end of each period (including treasury stock):

298,142,234 shares at March 31, 2016

294,108,416 shares at March 31, 2015

2. Number of treasury stock at the end of each period:

1,541,210 shares at March 31, 2016

9,636 shares at March 31, 2015

3. Weighted-average number of shares issued at the beginning and end of each period:

296,807,985 shares for the year ended March 31, 2016

279,872,973 shares for the year ended March 31, 2015

Note:

Please refer to “Earnings per share” in “5. Consolidated Financial Statements (U.S. GAAP) (unaudited)” on page 23 for more information.

NON-CONSOLIDATED FINANCIAL STATEMENTS

Nidec Non-Consolidated Financial Performance (Japanese GAAP) (unaudited)

(1) Non-Consolidated Results of Operations

	Yen in millions (except for per share amounts)
	Year ended March 31
	2016	2015
Net sales	¥230,260	¥181,325
Ratio of change from the previous fiscal year	27.0%	9.3%
Operating income	5,159	3,784
Ratio of change from the previous fiscal year	36.3	(22.2)
Ordinary income	20,657	27,111
Ratio of change from the previous fiscal year	(23.8)	341.6
Net income	17,658	25,217
Ratio of change from the previous fiscal year	(30.0)	386.0
Net income per share-basic	¥59.49	¥90.08
Net income per share-diluted	¥59.27	¥84.79

(2) Non-Consolidated Financial Position

	Yen in millions (except for per share amounts)
	March 31, 2016	March 31, 2015
Total assets	¥702,471	¥690,302
Net assets	348,457	347,531
Net assets to total assets	49.6%	50.3%
Net assets per share	¥1,174.83	¥1,181.64

Note:

Shareholders’ equity:

¥348,457 million for the year ended March 31, 2016

¥347,531 million for the year ended March 31, 2015

Pursuant to ASC 805 “Business Combinations,” consolidated financial statements for the year ended March 31, 2015 have been retrospectively adjusted to reflect our valuation of the fair values of the assets acquired and the liabilities assumed upon the acquisitions of Gerate- and Pumpenbau GmbH Dr. EugenSchmidt (Currently Nidec GPM GmbH) in the fiscal year ended March 31, 2015. During the three months ended September 30, 2015, we completed our valuation of such assets and liabilities of Nidec GPM GmbH.

Investor presentation materials relating to our financial results for the fiscal year ended March 31, 2016 are expected to be published on our corporate website on April 26, 2016.

1. Operating and Financial Review and Prospects

(1) Analysis of Operating Results

1. Overview of Business Environment for the Year Ended March 31, 2016

Regarding the global economy during the fiscal year ended March 31, 2016, the slowdown in the Chinese economy and the decrease in commodity prices led to a slowdown in developing economies, which became a cause for uncertainty together with increased geopolitical risks related to Europe and the Middle East. While the United States continued its steady economic growth, it showed a cautionary stance in considering further interest rate increases, and the marked appreciation of the value of the Japanese yen from the beginning of the calendar year created uncertainty regarding the future of the Japanese economy, resulting in a lackluster environment overall.

Under such a business environment, we continued to pursue our sales and profit growth strategies with a view to achieve our target for the fiscal year ending March 31, 2021 of consolidated net sales of ¥2 trillion based on our mid-term strategic goal “Vision 2020,” and we achieved in the fiscal year ended March 31, 2016 our highest consolidated net sales for the fourth consecutive year, as well as the highest operating income for the second consecutive year and the highest income before income taxes and net income for the third consecutive year.

With respect to our results by product category, the quarterly operating income ratio of automotive, appliance, commercial and industrial products, the product category that serves as the driving force behind the transformation of our business portfolio, exceeded 10% in the fourth quarter ended March 31, 3016 for the first time in our history.

2. Consolidated Operating Results

Consolidated Operating Results for the Year Ended March 31, 2016 (“this fiscal year”), Compared to the Year Ended March 31, 2015 (the “previous fiscal year”)

			Yen in millions
	Year ended March 31, 2016	Year ended March 31, 2015	Increase or decrease	Increase or decrease ratio
Net sales	1,178,290	1,028,385	149,905	14.6%
Operating income	124,538	110,939	13,599	12.3%
Operating income ratio	10.6%	10.8%	-	-
Income before income taxes	119,328	107,092	12,236	11.4%
Net income attributable to Nidec Corporation	91,810	76,015	15,795	20.8%

Note: Pursuant to ASC 805 “Business Combinations,” previous period amounts have been retrospectively adjusted.

Consolidated net sales increased 14.6% to ¥1,178,290 million for this fiscal year compared to the previous fiscal year, recording the highest annual net sales in our history. Operating income increased 12.3% to ¥124,538 million for this fiscal year compared to the previous fiscal year, recording the highest annual operating income in our history. The average exchange rate between the Japanese yen and the U.S. dollar for this fiscal year was ¥120.14 to the U.S. dollar, which reflected a depreciation of the Japanese yen against the U.S. dollar of approximately 9%, compared to the previous fiscal year. The average exchange rate between the Japanese yen and the Euro for this fiscal year was ¥132.58 to the Euro, which reflected an appreciation of the Japanese yen against the Euro of approximately 4% compared to the previous fiscal year. Foreign currency exchange rate fluctuations had a positive effect on our net sales of approximately ¥62,100 million and our operating income of approximately ¥9,500 million for this fiscal year compared to the previous fiscal year.

Income before income taxes increased 11.4% to ¥119,328million for this fiscal year compared to the previous fiscal year, and net income attributable to Nidec Corporation increased 20.8% to ¥91,810 million for this fiscal year compared to the previous fiscal year, recording the highest annual income before income taxes and net income attributable to Nidec Corporation in our history.

Operating Results by Product Category for This Fiscal Year Compared to the Previous Fiscal Year

Small precision motors-

			Yen in millions
	Year ended March 31, 2016	Year ended March 31, 2015	Increase or decrease	Increase or decrease ratio
Net sales of small precision motors	447,988	397,999	49,989	12.6%
Hard disk drives spindle motors	207,974	204,141	3,833	1.9%
Other small precision motors	240,014	193,858	46,156	23.8%
Operating income of small precision motors	68,127	63,059	5,068	8.0%
Operating income ratio	15.2%	15.8%	-	-

Net sales of small precision motors increased 12.6% to ¥447,988 million for this fiscal year compared to the previous fiscal year. Excluding the effect of the foreign currency fluctuation, there was a decrease in sales for spindle motors for hard disk drives (HDDs) resulting from the decrease in the number of units sold. However, this decrease was more than offset by the increase in sales of other small precision motors. The fluctuations of the foreign currency exchange rates had a positive effect on our net sales of small precision motors of approximately ¥34,200 million for this fiscal year compared to the previous fiscal year.

Net sales of spindle motors for hard disk drives, or HDDs, for this fiscal year increased 1.9% to ¥207,974 million compared to the previous fiscal year, although the number of units sold of spindle motors for HDDs decreased approximately 10% compared to the previous fiscal year.

Net sales of other small precision motors for this fiscal year increased 23.8% to ¥240,014 million compared to the previous fiscal year. This increase was mainly due to increases in sales of fan motors and other small motors.

Operating income of small precision motors increased 8.0% to ¥68,127 million for this fiscal year compared to the previous fiscal year. The fluctuations of the foreign currency exchange rates had a positive effect on operating income of small precision motors of approximately ¥9,800 million for this fiscal year compared to the previous fiscal year.

Automotive, appliance, commercial and industrial products-

			Yen in millions
	Year ended March 31, 2016	Year ended March 31, 2015	Increase or decrease	Increase or decrease ratio
Net sales of automotive, appliance, commercial and industrial products	554,713	460,007	94,706	20.6%
Appliance, commercial and industrial products	283,382	263,005	20,377	7.7%
Automotive products	271,331	197,002	74,329	37.7%
Operating income of automotive, appliance, commercial and industrial products	47,654	36,469	11,185	30.7%
Operating income ratio	8.6%	7.9%	-	-

Net sales of automotive, appliance, commercial and industrial products increased 20.6% to ¥554,713 million for this fiscal year compared to the previous fiscal year. The fluctuations of the foreign currency exchange rates had a positive effect on net sales of automotive, appliance, commercial and industrial products of approximately ¥20,900 million for this fiscal year compared to the previous fiscal year.

Net sales of appliance, commercial and industrial products for this fiscal year increased 7.7% compared to the previous fiscal year. This increase was primarily due to the increase in sales through our “Three-new Strategy” (new products, new markets and new clients) and the positive effect of the foreign currency exchange rate fluctuations.

Net sales of automotive products for this fiscal year increased 37.7% compared to the previous fiscal year. This increase was primarily due to the contribution of Nidec GPM GmbH, which was newly consolidated in February, 2015, and the positive effect of the foreign currency exchange rate fluctuations, in addition to the increase in sales for automotive motors such as electric power steering motors and products relating to advanced driver assistance systems (ADAS) at Nidec Elesys Corporation.

Operating income of automotive, appliance, commercial and industrial products increased 30.7% to ¥47,654 million for this fiscal year compared to the previous fiscal year mainly due to the increase in sales.

Machinery-

			Yen in millions
	Year ended March 31, 2016	Year ended March 31, 2015	Increase or decrease	Increase or decrease ratio
Net sales of machinery	106,462	98,800	7,662	7.8%
Operating income of machinery	15,797	16,148	(351)	(2.2)%
Operating income ratio	14.8%	16.3%	-	-

Net sales of machinery increased 7.8% to ¥106,462 million for this fiscal year compared to the previous fiscal year mainly due to increases in sales of LCD panel handling robots and card readers at Nidec Sankyo Corporation.

Operating income of machinery decreased 2.2% to ¥15,797 million for this fiscal year compared to the previous fiscal year mainly due to changes in product mix.

Electronic and optical components-

			Yen in millions
	Year ended March 31, 2016	Year ended March 31, 2015	Increase or decrease	Increase or decrease ratio
Net sales of electronic and optical components	64,112	65,050	(938)	(1.4)%
Operating income of electronic and optical components	6,645	5,008	1,637	32.7%
Operating income ratio	10.4%	7.7%	-	-

Net sales of electronic and optical components decreased 1.4% to ¥64,112 million for this fiscal year compared to the previous fiscal year. This decrease was primarily attributable to a decrease in sales of components for compact digital cameras.

Operating income of electronic and optical components increased 32.7% to ¥6,645 million for this fiscal year mainly as a result of our efforts to improve manufacturing efficiency, reduce cost of products sold and lower fixed costs, despite the decrease in sales.

Other products-

			Yen in millions
	Year ended March 31, 2016	Year ended March 31, 2015	Increase or decrease	Increase or decrease ratio
Net sales of other products	5,015	6,529	(1,514)	(23.2)%
Operating income of other products	891	789	102	12.9%
Operating income ratio	17.8%	12.1%	-	-

Net sales of other products decreased 23.2% to ¥5,015 million, and operating income of other products increased 12.9% to ¥891 million, for this fiscal year compared to the previous fiscal year.

Consolidated Operating Results for the Three Months Ended March 31, 2016 (“this 4Q”), Compared to the Three Months Ended December 31, 2015 (“this 3Q”)

			Yen in millions
	Three months ended March 31, 2016	Three months ended December 31, 2015	Increase or decrease	Increase or decrease ratio
Net sales	282,937	308,001	(25,064)	(8.1)%
Operating income	30,548	32,160	(1,612)	(5.0)%
Operating income ratio	10.8%	10.4%	-	-
Income before income taxes	24,971	30,968	(5,997)	(19.4)%
Net income attributable to Nidec Corporation	20,882	23,320	(2,438)	(10.5)%

Consolidated net sales decreased 8.1% to ¥282,937 million for this 4Q compared to this 3Q. Operating income decreased 5.0% to ¥30,548 million for this 4Q compared to this 3Q. The average exchange rate between the Japanese yen and the U.S. dollar for this 4Q was ¥115.48 to the U.S. dollar, which reflected an appreciation of the Japanese yen against the U.S. dollar of approximately 5%, compared to this 3Q. The average exchange rate between the Japanese yen and the Euro for this 4Q was ¥127.23 to the Euro, which reflected an appreciation of the Japanese yen against the Euro of approximately 4%, compared to this 3Q. Foreign currency exchange rate fluctuations had a negative effect on our net sales of approximately ¥13,000 million as well as on our operating income of approximately ¥2,500 million for this 4Q compared to this 3Q.

Income before income taxes and net income attributable to Nidec Corporation decreased 19.4% to ¥24,971 million and 10.5% to ¥20,882 million, respectively, for this 4Q compared to this 3Q.

Operating Results by Product Category for This 4Q Compared to This 3Q

Small precision motors-

			Yen in millions
	Three months ended March 31, 2016	Three months ended December 31, 2015	Increase or decrease	Increase or decrease ratio
Net sales of small precision motors	95,911	129,564	(33,653)	(26.0)%
Hard disk drives spindle motors	45,520	55,648	(10,128)	(18.2)%
Other small precision motors	50,391	73,916	(23,525)	(31.8)%
Operating income of small precision motors	13,218	19,127	(5,909)	(30.9)%
Operating income ratio	13.8%	14.8%	-	-

Net sales of small precision motors decreased 26.0% to ¥95,911 million for this 4Q compared to this 3Q. The fluctuations of the foreign currency exchange rates had a negative impact of approximately ¥4,700 million on net sales of small precision motors for this 4Q compared to this 3Q.

Net sales of spindle motors for HDDs decreased 18.2% to ¥45,520 million for this 4Q compared to this 3Q.  The number of units sold of spindle motors for HDDs for this 4Q decreased approximately 16% compared to this 3Q.

Net sales of other small precision motors for this 4Q decreased 31.8% to ¥50,391 million compared to this 3Q. This decrease was mainly due to decreases in sales of brushless DC motors, brushless DC fans and other small motors.

Operating income of small precision motors decreased 30.9% to ¥13,218 million for this 4Q compared to this 3Q. The fluctuations of the foreign currency exchange rates had a negative effect on operating income of small precision motors of approximately ¥1,300 million for this 4Q compared to this 3Q.

Automotive, appliance, commercial and industrial products-

			Yen in millions
	Three months ended March 31, 2016	Three months ended December 31, 2015	Increase or decrease	Increase or decrease ratio
Net sales of automotive, appliance, commercial and industrial products	143,682	134,846	8,836	6.6%
Appliance, commercial and industrial products	75,300	68,053	7,247	10.6%
Automotive products	68,382	66,793	1,589	2.4%
Operating income of automotive, appliance, commercial and industrial products	15,011	11,258	3,753	33.3%
Operating income ratio	10.4%	8.3%	-	-

Net sales of automotive, appliance, commercial and industrial products increased 6.6% to ¥143,682 million for this 4Q compared to this 3Q.

Net sales of appliance, commercial and industrial products for this 4Q increased 10.6% compared to this 3Q mainly due to the increase in sales through our “Three-new Strategy”.

Net sales of automotive products for this 4Q increased 2.4% compared to this 3Q. This increase was mainly due to the increase in sales for automotive motors such as electric power steering motors and car cameras at Nidec Elesys Corporation.

Operating income of automotive, appliance, commercial and industrial products increased 33.3% to ¥15,011 million for this 4Q compared to this 3Q mainly due to the increase in sales. Operating income ratio exceeded 10% for the first time in our history.

Machinery-

			Yen in millions
	Three months ended March 31, 2016	Three months ended December 31, 2015	Increase or decrease	Increase or decrease ratio
Net sales of machinery	27,324	25,556	1,768	6.9%
Operating income of machinery	3,844	3,783	61	1.6%
Operating income ratio	14.1%	14.8%	-	-

Net sales of machinery increased 6.9% to ¥27,324 million for this 4Q compared to this 3Q mainly due to increases in sales of LCD panel handling robots at Nidec Sankyo Corporation.

Operating income of machinery increased 1.6% to ¥3,844 million for this 4Q compared to this 3Q mainly due to the increase in sales.

Electronic and optical components-

			Yen in millions
	Three months ended March 31, 2016	Three months ended December 31, 2015	Increase or decrease	Increase or decrease ratio
Net sales of electronic and optical components	14,848	16,736	(1,888)	(11.3)%
Operating income of electronic and optical components	1,233	1,795	(562)	(31.3)%
Operating income ratio	8.3%	10.7%	-	-

Net sales of electronic and optical components decreased 11.3% to ¥14,848 million for this 4Q compared to this 3Q mainly due to a decrease in sales of components for compact digital cameras.

Operating income of electronic and optical components decreased 31.3% to ¥1,233 million for this 4Q compared to this 3Q mainly due to the decrease in sales.

Other products-

			Yen in millions
	Three months ended March 31, 2016	Three months ended December 31, 2015	Increase or decrease	Increase or decrease ratio
Net sales of other products	1,172	1,299	(127)	(9.8)%
Operating income of other products	199	212	(13)	(6.1)%
Operating income ratio	17.0%	16.3%	-	-

Net sales of other products decreased 9.8% to ¥1,172 million for this 4Q compared to this 3Q.

Operating income of other products decreased 6.1% to ¥199 million for this 4Q compared to this 3Q.

(2) Financial Position

	As of March 31, 2016	As of March 31, 2015	Increase or decrease
Total assets (million)	¥1,384,472	¥1,357,340	¥27,132
Total liabilities (million)	611,967	604,241	7,726
Nidec Corporation shareholders’ equity (million)	764,221	744,972	19,249
Interest-bearing debt (million) *1	300,782	282,498	18,284
Net interest-bearing debt (million) *2	(5,160)	12,596	(17,756)
Debt ratio (%) *3	21.7	20.8	0.9
Debt to equity ratio (“D/E ratio”) (times) *4	0.39	0.38	0.01
Net D/E ratio (times) *5	(0.01)	0.02	(0.03)
Nidec Corporation shareholders’ equity to total assets (%)	55.2	54.9	0.3

Notes:

*1: The sum of “short-term borrowings,” “current portion of long-term debt” and “long-term debt” (including convertible bonds) in our consolidated balance sheet

*2: “Interest-bearing debt” less “cash and cash equivalents”

*3: “Interest-bearing debt” divided by “total assets”

*4: “Interest-bearing debt” divided by “Nidec Corporation shareholders' equity”

*5: “Net interest-bearing debt” divided by “Nidec Corporation shareholders' equity”

Total assets increased approximately ¥27,100 million to ¥1,384,472 million as of March 31, 2016 compared to March 31, 2015. This increase was mainly due to an increase of approximately ¥36,000 million in cash and cash equivalents.

Total liabilities increased approximately ¥7,700 million to ¥611,967 million as of March 31, 2016 compared to March 31, 2015. Our short-term borrowings increased approximately ¥28,700 million to approximately ¥81,100 million, and our current portion of long-term debt increased approximately ¥37,300 million to approximately ¥82,800 million as of March 31, 2016 compared to March 31, 2015. On the other hand, our long-term debt decreased approximately ¥47,700 million to approximately ¥136,900 million as of March 31, 2016 compared to March 31, 2015.

Our net interest-bearing debt decreased approximately ¥17,800 million to approximately negative ¥5,200 million as of March 31, 2016 compared to March 31, 2015. Our debt ratio increased to 21.7% as of March 31, 2016 from 20.8% as of March 31, 2015. Our D/E ratio increased to 0.39 as of March 31, 2016 from 0.38 as of March 31, 2015. Our net D/E ratio decreased to negative 0.01 as of March 31, 2016 compared to 0.02 as of March 31, 2015.

Nidec Corporation shareholders’ equity increased approximately ¥19,200 million to ¥764,221 million as of March 31, 2016 compared to March 31, 2015. Nidec Corporation shareholders’ equity to total assets increased to 55.2% as of March 31, 2016 from 54.9% as of March 31, 2015. The increase of Nidec Corporation shareholders’ equity was mainly due to an increase in retained earnings of approximately ¥68,100 million, an increase in common stock of approximately ¥10,700 million and an increase in additional paid-in capital of approximately ¥10,600 million, partially offset by a decrease in foreign currency translation adjustments of approximately ¥53,700 million and purchases of treasury stock of approximately ¥12,100 million as of March 31, 2016 compared to March 31, 2015.

Overview of Cash Flow-

	(Yen in millions)
	For the year ended March 31		Increase or decrease
	2016	2015
Net cash provided by operating activities	¥147,610	¥91,875	¥55,735
Net cash used in investing activities	(95,315)	(81,230)	(14,085)
Free cash flow *1	52,295	10,645	41,650
Net cash provided by (used in) financing activities	¥7,775	¥(19,508)	¥27,283

Note:

*1: To supplement our statements of cash flows presented on a GAAP basis, we use non-GAAP measures of cash flows to analyze cash flows generated from our operations. The presentation of non-GAAP free cash flow is not meant to be considered in isolation or as an alternative to net income as an indicator of our performance, or as an alternative to cash flows from operating activities as a measure of liquidity. Our free cash flow is the sum of “net cash flow from operating activities” and “net cash flow from investing activities.”

Cash flows from operating activities for the fiscal year ended March 31, 2016 ("this fiscal year") were a net cash inflow of ¥147,610 million. Compared to the fiscal year ended March 31, 2015 ("the prior fiscal year"), our cash inflow from operating activities for this fiscal year increased approximately ¥55,700 million. This increase was mainly due to an increase of approximately ¥14,800 million in our consolidated net income and an increase of approximately ¥20,200 million in net changes in operating assets and liabilities, which consisted of a decrease of approximately ¥37,800 million in operating assets and a decrease of approximately ¥17,600 million in operating liabilities.

Cash flows from investing activities for this fiscal year were a net cash outflow of ¥95,315 million. Compared to the prior fiscal year, our net cash outflow from investing activities for this fiscal year increased approximately ¥14,100 million mainly due to an increase in additions to property, plant and equipment of approximately ¥23,900 million. On the other hand, outflow in acquisitions of businesses, net of cash acquired, decreased approximately ¥17,700 million.

As a result, we had a positive free cash flow of ¥52,295 million for this fiscal year compared to a positive free cash flow of ¥10,645 million for the prior fiscal year.

Cash flows from financing activities for this fiscal year were a net cash inflow of ¥7,775 million. Compared to the prior fiscal year, our net cash inflow from financing activities for this fiscal year increased approximately ¥27,300 million mainly due to an increase in proceeds from issuance of long-term debt of approximately ¥37,800 million. On the other hand, outflow in purchases of treasury stock increased approximately ¥10,000 million.

As a result of the foregoing and the impact of foreign exchange fluctuations, the balance of cash and cash equivalents as of March 31, 2016 was ¥305,942 million, an increase of approximately ¥36,000 million from March 31, 2015.

Reference:

	As of March 31, 2016	As of March 31, 2015	As of March 31, 2014	As of March 31, 2013	As of March 31, 2012
Shareholders’ equity to total assets	55.2%	54.9%	44.4%	41.3%	46.2%
Total market value of Nidec's shares (*1) (*4) to total assets	165.0%	173.1%	148.4%	75.4%	128.9%
Interest-bearing liabilities (*2) to net cash provided by operating activities	2.0	3.1	4.0	2.8	3.3
Interest coverage ratio (*3)	87.2	62.8	53.3	279.2	173.4

Notes:

*1. Total market value of Nidec’s shares to total assets is a non-GAAP measure. Total market value is calculated as the closing stock price at fiscal year end multiplied by the number of shares issued at fiscal year end (excluding treasury stock).

*2. Interest-bearing liabilities: Total amount of “short-term borrowings”, “current portion of long-term debt” and “long-term debt” in the consolidated balance sheet

*3. Interest coverage ratio: Net cash provided by operating activities divided by “interest payments” during a fiscal year

*4: To supplement our balance sheets presented on a GAAP basis, we use a non-GAAP measure of balance sheets to analyze our operational balance sheets. The presentation of a non-GAAP measure is not meant to be considered in isolation or as an alternative to net income as an indicator of our performance, or as an alternative to any balance sheets figures as a measure of financial position.

(3) Business Forecasts for the Fiscal Year ending March 31, 2017

Based on the recent global economic trends that we have identified, while there was a sense of anticipation for continued strength in the U.S. economy, the uncertain effects of future monetary policy on the U.S. and emerging market economies, the slowdown in China as well as geopolitical risks related to Europe and the Middle East and the challenge of appreciating yen on the Japanese economy suggest that optimism is unwarranted.

In this business environment, we aim to push forward in achieving the goals set forth in our new business strategy for the fiscal year ended March 31, 2021.

Set forth below are our business performance forecasts prepared in light of and subject to our current assumptions and uncertainties. See the “Cautionary Note Regarding Forward-Looking Statements” included on p.18 of this report.

Forecast of consolidated results for the fiscal year ending March 31, 2017

Net sales	¥1,250,000 million	(Up 6.1% from the previous fiscal year)
Operating income	¥130,000 million	(Up 4.4% from the previous fiscal year)
Income before income taxes	¥130,000 million	(Up 8.9% from the previous fiscal year)
Net income attributable to Nidec Corporation	¥98,000 million	(Up 6.7% from the previous fiscal year)

Forecast of consolidated results for the six months ending September 30, 2016

Net sales	¥600,000 million	(Up 2.2% from the same period of the previous fiscal year)
Operating income	¥63,500 million	(Up 2.7% from the same period of the previous fiscal year)
Income before income taxes	¥63,500 million	(Up 0.2% from the same period of the previous fiscal year)
Net income attributable to Nidec Corporation	¥48,000 million	(Up 0.8% from the same period of the previous fiscal year)

Notes:

1.

The exchange rates used for the preparation of the foregoing forecasts are US$1 = ¥110 and €1 = ¥120. The exchange rates between relevant Asian currencies and the Japanese yen used for the preparation of the foregoing forecasts were determined assuming these exchange rates.

2.

The forecasts for the fiscal year ending March 31, 2017 and the six months ending September 30, 2016 are made in accordance with U.S. GAAP, although we have decided to voluntarily adopt IFRS from the first quarter of the fiscal year ending March 31, 2017.

(4) Dividend Policy

We uphold shareholder-oriented management and seek to deliver higher technology solutions while offering higher wages in order to achieve higher growth, profitability and share value so as to build long-term, sustainable growth in shareholder value. We also seek to lay out our vision for the future on a regular and timely basis to keep stakeholders informed on how we intend to respond to changing opportunities and challenges as we continue to strive to succeed in our endeavors. Placing importance on regular dividend payments, we seek to increase our dividend payout to around 30% of our consolidated net income and use reserves to reinforce our management structure, expand our business horizons, and eventually to improve our profitability and shareholder value.

We have determined the year-end dividend to be ¥40.0 per share for the fiscal year ended March 31, 2016. As a result, together with the interim dividend of ¥40.0 per share, the full-year dividend will be ¥80.0 per share. The dividend payout ratio, which is obtained by dividing dividend declared for the year by net income attributable to Nidec Corporation, for this fiscal year is approximately 25.9%.

Our current dividend forecast for the year ending March 31, 2017 is a full-year dividend of ¥80.0 per share (an interim dividend of ¥40.0 per share and a year-end dividend of ¥40.0 per share.) Based on this forecast, the dividend payout ratio for the fiscal year ending March 31, 2017 that we are aiming to achieve is approximately 24.2%.

(5) Risk Factors

The significant risks relating to our business that we recognized as of March 31, 2016 included those relating to:

•

unexpected drastic declines in the global economies,

•

our expansion of business portfolio into new business areas,

•

our dependence on the information storage and communication industry,

•

competition,

•

our research and development activities,

•

product defects,

•

our suppliers,

•

our dependence on production and sales in developing countries,

•

the incomparability of our quarterly operating results,

•

our advanced planning for production and inventory,

•

our M&A strategy,

•

our growth placing strains on management and operational and financial resources,

•

our dependence on our founder, Chairman of the Board, President and CEO, Mr. Shigenobu Nagamori,

•

hiring and retention of qualified personnel,

•

our reliance on monthly financial data from operating segments not prepared on a U.S. GAAP basis,

•

legal and regulatory compliance,

•

our internal controls over financial reporting,

•

patents and other intellectual property rights,

•

leaks of confidential information,

•

our pension plans,

•

impairment of goodwill and long-lived assets,

•

uncertainties relating to deferred tax assets,

•

foreign currency exchange rate fluctuations,

•

interest rate fluctuations,

•

our access to liquidity and capital,

•

natural disasters and other events over which we have little or no control, and

•

a substantial number of our shares of common stock being eligible for future sale.

The foregoing risk factors were identified based on information available at the time of this announcement, and do not contain all of the information that may be important to you. For more information about the significant risks and other key factors that should be considered, please see our annual report on Form 20-F, reports on Form 6-K and other current disclosures that we have publicly released.

Cautionary Note Regarding Forward-Looking Statements

This report contains forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended) about Nidec Corporation and its group companies (the “Nidec Group”). These forward-looking statements are based on the current expectations, assumptions, estimates and projections of the Nidec Group in light of the information currently available to it. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “forecast” or similar words. These statements discuss future expectations, identify strategies, contain projections of the results of operations or financial condition of the Nidec Group, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. The Nidec Group cannot make any assurances that the expectations expressed in these forward-looking statements will prove to be correct. Actual results could be materially different from and worse than the Nidec Group’s expectations as a result of various factors, including, but not limited to, (i) general economic conditions in the computer, information storage and communication technology, home appliance, industrial and commercial machinery and equipment, automobile and related product markets, particularly levels of consumer spending and capital expenditures by companies, (ii) the Nidec Group’s ability to expand its business portfolio into new business areas in the highly competitive automotive, appliance, commercial and industrial product markets, (iii) the Nidec Group’s ability to design, develop, mass produce and win acceptance of its products, (iv) alleged or actual product defects and malfunctions of any end-product in which our products are incorporated, (v) the effectiveness of measures designed to reduce costs and improve profitability, (vi) the Nidec Group’s ability to acquire and successfully integrate companies with complementary technologies, product lines and marketing and sales networks, (vii) the Nidec Group’s ability to match production and inventory levels with actual demand, (viii) natural and human-caused disasters and other incidents, (ix) the ability to procure raw materials and attract and retain qualified personnel at satisfactory cost levels, (x) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar and other currencies in which the Nidec Group makes significant sales or in which the Nidec Group’s assets and liabilities are denominated and (xi) adverse changes in laws, regulations or economic policies in any of the jurisdictions where the Nidec Group has manufacturing or other operations.

2. The Nidec Group

The Nidec Group comprises Nidec Corporation (“Nidec"), 225 consolidated subsidiaries and 4 affiliated companies. Nidec’s core product categories include: "small precision motors," "automotive, appliance, commercial and industrial products," "machinery," "electronic and optical components" and "others.".

Its reportable segments are as follows.

The Nidec Corporation segment comprises Nidec Corporation in Japan, which primarily develops and sells hard disk drives spindle motors, other small precision motors and automotive products.

The Nidec Electronics (Thailand) segment comprises Nidec Electronics (Thailand) Co., Ltd., a subsidiary in Thailand, and its consolidated subsidiaries, which primarily produce and sell hard disk drives spindle motors. This segment also includes other subsidiaries in Asia which produce components for hard disk drives.

The Nidec Singapore segment comprises Nidec Singapore Pte. Ltd., a subsidiary in Singapore, and its consolidated subsidiary, which primarily sell hard disk drives spindle motors and other small precision motors.

The Nidec (H.K.) segment comprises Nidec (H.K.) Co., Ltd., a subsidiary in Hong Kong, and its consolidated subsidiaries, which primarily sell hard disk drives spindle motors and other small precision motors.

The Nidec Sankyo segment comprises Nidec Sankyo Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell machinery, automotive products, electronic parts and other small precision motors.

The Nidec Copal segment comprises Nidec Copal Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell optical and electronic parts, machinery and other small precision motors.

The Nidec Techno Motor segment comprises Nidec Techno Motor Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell commercial and industrial products.

The Nidec Motor segment comprises Nidec Motor Corporation and other subsidiaries in North America, which are subsidiaries of Nidec Americas Holding Corporation, an intermediate holding company in the United States, as well as other subsidiaries in Latin America, Asia and Europe, which primarily produce and sell home appliance, commercial and industrial products.

The Nidec Motors & Actuators segment comprises Nidec Motors & Actuators (Germany) GmbH in Germany and other subsidiaries in Europe, North America, Latin America, Japan and Asia, which primarily produce and sell automotive products.

The All Others segment comprises subsidiaries that are operating segments but not designated as reportable segments due to their immateriality.

The business activities of Nidec Corporation and the Nidec Group’s principal consolidated subsidiaries are as follows:

Product Category		Principal Companies
Small precision motors	Hard disk drives spindle motors	Nidec Corporation Nidec Electronics (Thailand) Co., Ltd. Nidec Philippines Corporation Nidec (Zhejiang) Corporation Nidec (H.K.) Co., Ltd. Nidec Singapore Pte. Ltd.
	Other small precision motors	Nidec Corporation Nidec Sankyo Corporation Nidec (H.K.) Co., Ltd. Nidec (Dong Guan) Limited Nidec Servo Corporation Nidec Seimitsu Corporation Nidec Copal Corporation
Automotive, appliance, commercial and industrial products	Appliance, commercial and industrial products	Nidec Motor Corporation Nidec ASI S.p.A. Nidec Techno Motor Corporation Nidec Shibaura (Zhejiang) Co., Ltd.
Automotive products

Nidec Corporation

Nidec Tosok Corporation

Nidec Tosok (Vietnam) Co., Ltd.

Nidec Motors & Actuators (Germany) GmbH

Nidec Electronics GmbH

Nidec GPM GmbH

Nidec Automotive Motor (Zhejiang) Corporation

Nidec (Dalian) Limited

Nidec Elesys Corporation

Nidec Sankyo Corporation

Machinery		Nidec Sankyo Corporation Nidec-Shimpo Corporation Nidec-Read Corporation Nidec Copal Corporation
Electronic and optical components		Nidec Copal Corporation Nidec Copal Electronics Corporation Nidec Sankyo Corporation
Other products		Nidec Global Service Corporation

3. Management Policies

(1) Basic management policies

We aim to become the world’s No. 1 comprehensive motor manufacturer and maximize shareholder value and meet the expectations of shareholders by delivering higher technology solutions while offering higher wages, and thus achieving higher growth, profit and stock prices, over the long-term. We seek to uphold the following three management goals and principles:

1.

Provide employment opportunities created from stable business growth,

2.

Supply universally desired, indispensable products for the common good, and

3.

Pursue the No. 1 position in all that we undertake.

(2) Management targets

We endeavor to pursue profitable growth by setting a new medium-term strategic target for the fiscal year ending March 31, 2021. Its main components are as follows:

1. Consolidated net sales of ¥2 trillion yen (including approximately ¥500 billion yen contributed by new

M&A activity)

2. Consolidated net sales of automotive products of ¥700 billion yen to ¥1 trillion yen

3. Consolidated operating income ratio of at least 15%

4. ROE (return on shareholders’ equity) of at least 18% (assuming shareholders’ equity to total assets of 60%)

5. Establishment of a five-pronged global business management system

(3) The Nidec Group’s mid- to long-term business strategies

To achieve the targets set forth in our new medium-term strategic target, the Nidec Group, acting based on “its organic growth strategy” and “M&A strategy,” seeks to enhance and expand its business portfolio and achieve more uniformity among the group companies.

We are currently shifting from our current business portfolio to an improved and expanded business portfolio consisting of four core business lines—“small precision motors,” “appliance, commercial and industrial motor products,” “automotive products” and “other products.” —and have launched in the fiscal year ended March 31, 2013 a business enhancement system through which we aim to promote a market-oriented approach for each area of operation, particularly in terms of formulating new strategic ideas and operational implementation.

To strengthen the group’s advanced R&D structures, we intend to develop new business and shift to an improved and expanded business portfolio under the leadership of our Chief Technology Officer while actively interacting with external research institutions. Taking advantage of our core technologies, we seek to realize innovation and achieve growth by exploring the market with high value-added products developed by our group’s unique technology and pursuing Technology Application Development to cultivate new market demand.

As a critical part of the growth strategy of the Nidec Group, we plan to continue to actively seek M&A opportunities as we aim to achieve growth quickly and efficiently. In the fiscal year ended March 31, 2016, we have successfully acquired Motortecnica s.r.l., Arisa, S.A., KB Electronics, Inc., E.M.G. Elettromeccanica S.r.l., PT. NAGATA OPTO INDONESIA, and the switched reluctance (SR) motor and drive business of China Tex Mechanical & Electrical Engineering Ltd.

Furthermore, with the purpose of promoting our production technology and realizing profitable applications of new materials, engineering methods, robots and automation equipments, we established in October 2015 the Nidec Center for Industrial Science, the construction of which will begin in Keihanna Science City in October 2016. We seek to build a manufacturing system so as to be better able to stay ahead of the global competition while nurturing our manufacturing engineers.

(4) The Nidec Group’s challenges

1. Continue to enhance the corporate governance system

To further strengthen our corporate governance, we seek to improve the structure of our board of directors by having independent outside directors while planning to reduce the number of inside directors so as to facilitate more vigorous discussions in meetings of our board of directors. For this fiscal year ending March 31, 2017, we plan to have a total of three outside corporate auditors and two outside directors.

Enhance and strengthen our global management infrastructure

As a global company, we continue to enhance our group-wide management system that meets global standards, including financial reporting and disclosure systems.

In order to strengthen the foundation for our growth strategy, we are currently building our “Five-Pronged Global Business Management System” to accelerate both organic global growth and post-merger integration following acquisitions. Specifically, we are establishing regional headquarters that are responsible for improving management quality (governance, compliance and internal controls), improving management efficiency (high quality, low-cost regional shared services), and actively supporting post-merger integration, while expanding their functionalities.

We previously maintained a “federate-style” management system, under which each group company we acquired maintained a high degree of independence and autonomy in managing its business operations. However, in response to globalization, we are now quickly moving towards unified group management.

Our Operational Management and Audit Department, the department responsible for group-wide internal controls, seeks to establish a global audit system in an effort to strengthen the supervision in the area of prevention of improper conduct as the global management system is further enhanced, and further enhance our internal control system based on the experience and know-how gained through the past audits of our financial statements and the implementation of measures to comply with the U.S. Sarbanes-Oxley Act of 2002.  We also seek to improve our disclosure system and policy through enhanced cooperation between a committee responsible for information disclosure and other relevant specialized departments.

Such specialized departments and offices, including the Compliance Office, the Risk Management Office, and the CSR (corporate social responsibility) Promotion Office, also collaborate with one another and other departments as appropriate. We seek to find ways to create jobs and otherwise contribute to society based on our basic management policy as a good corporate citizen.

4. Basic rationale for selection of accounting standards

We have decided to voluntarily adopt International Financial Reporting Standards (IFRS) from the fiscal year ending March 31, 2017 in order to further strengthen the infrastructure and improve the efficiency of the group’s financial reporting.

5. Consolidated Financial Statements (U.S. GAAP) (unaudited)

(1) Consolidated Balance Sheets

Assets

	Yen in millions
	March 31, 2016		March 31, 2015		Increase or decrease
	Amount	%	Amount	%	Amount
Current assets:
Cash and cash equivalents	¥305,942		¥269,902		¥36,040
Trade notes receivable	16,589		15,221		1,368
Trade accounts receivable	218,680		222,396		(3,716)
Inventories:
Finished goods	77,670		75,398		2,272
Raw materials	52,325		51,182		1,143
Work in process	36,308		39,187		(2,879)
Supplies and other	4,648		5,107		(459)
Other current assets	53,150		50,622		2,528
Total current assets	765,312	55.3	729,015	53.7	36,297

Investments and advances:
Marketable securities and other securities investments	16,004		21,516		(5,512)
Investments in and advances to affiliated companies	1,896		2,167		(271)
Total investments and advances	17,900	1.3	23,683	1.8	(5,783)

Property, plant and equipment:
Land	47,477		47,427		50
Buildings	190,362		189,742		620
Machinery and equipment	450,860		430,019		20,841
Construction in progress	33,340		33,831		(491)
Sub-total	722,039	52.1	701,019	51.6	21,020
Less - Accumulated depreciation	(374,310)	(27.0)	(358,897)	(26.4)	(15,413)
Total property, plant and equipment	347,729	25.1	342,122	25.2	5,607
Goodwill	162,963	11.8	162,959	12.0	4
Other non-current assets	90,568	6.5	99,561	7.3	(8,993)
Total assets	¥1,384,472	100.0	¥1,357,340	100.0	¥27,132

Liabilities and Equity

	Yen in millions
	March 31, 2016		March 31, 2015		Increase or decrease
	Amount	%	Amount	%	Amount
Current liabilities:
Short-term borrowings	¥81,092		¥52,401		¥28,691
Current portion of long-term debt	82,796		45,485		37,311
Trade notes and accounts payable	177,254		194,998		(17,744)
Accrued expenses	34,948		33,375		1,573
Other current liabilities	44,388		36,689		7,699
Total current liabilities	420,478	30.4	362,948	26.7	57,530

Long-term liabilities:
Long-term debt	136,894		184,612		(47,718)
Accrued pension and severance costs	19,169		19,576		(407)
Other long-term liabilities	35,426		37,105		(1,679)
Total long-term liabilities	191,489	13.8	241,293	17.8	(49,804)

Total liabilities	611,967	44.2	604,241	44.5	7,726

Equity:
Common stock	87,784	6.3	77,071	5.7	10,713
Additional paid-in capital	116,058	8.4	105,459	7.8	10,599
Retained earnings	495,761	35.8	427,641	31.5	68,120

Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	77,624		131,332		(53,708)
Net unrealized gains and losses on securities	3,698		7,412		(3,714)
Net gains and losses on derivative instruments	(746)		(1,072)		326
Pension liability adjustments	(3,847)		(2,844)		(1,003)
Total accumulated other comprehensive income (loss)	76,729	5.6	134,828	9.9	(58,099)

Treasury stock, at cost	(12,111)	(0.9)	(27)	(0.0)	(12,084)
Total Nidec Corporation shareholders’ equity	764,221	55.2	744,972	54.9	19,249
Noncontrolling interests	8,284	0.6	8,127	0.6	157
Total equity	772,505	55.8	753,099	55.5	19,406
Total liabilities and equity	¥1,384,472	100.0	¥1,357,340	100.0	¥27,132

(2) Condensed Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Results for the year ended March 31

Consolidated Statements of Income

	Yen in millions
	Year ended March 31				Increase or decrease
	2016		2015
	Amount	%	Amount	%	Amount	%
Net sales	¥1,178,290	100.0	¥1,028,385	100.0	¥149,905	14.6
Cost of products sold	908,311	77.1	786,486	76.5	121,825	15.5
Selling, general and administrative expenses	93,463	7.9	85,781	8.3	7,682	9.0
Research and development expenses	51,978	4.4	45,179	4.4	6,799	15.0
Operating expenses	1,053,752	89.4	917,446	89.2	136,306	14.9
Operating income	124,538	10.6	110,939	10.8	13,599	12.3

Other income (expenses):
Interest and dividend income	1,913		2,359		(446)
Interest expenses	(2,228)		(1,487)		(741)
Foreign exchange gain (loss), net	(153)		804		(957)
Gain (loss) from marketable securities, net	946		70		876
Other, net	(5,688)		(5,593)		(95)
Total	(5,210)	(0.5)	(3,847)	(0.4)	(1,363)	-
Income before income taxes	119,328	10.1	107,092	10.4	12,236	11.4
Income taxes	(26,466)	(2.2)	(29,033)	(2.8)	2,567	-
Equity in net income (loss) of affiliated companies	1	0.0	29	0.0	(28)	(96.6)
Consolidated net income	92,863	7.9	78,088	7.6	14,775	18.9
Less: Net (income) loss attributable to noncontrolling interests	(1,053)	(0.1)	(2,073)	(0.2)	1,020	-
Net income attributable to Nidec Corporation	¥91,810	7.8	¥76,015	7.4	¥15,795	20.8

Consolidated Statements of Comprehensive Income

	Yen in millions
	Year ended March 31		Increase or
	2016	2015	decrease
	Amount	Amount	Amount	%
Consolidated net income	¥92,863	¥78,088	¥14,775	18.9
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(54,491)	77,753	(132,244)	-
Net unrealized gains and losses on securities	(3,714)	3,243	(6,957)	-
Net gains and losses on derivative instruments	326	(1,048)	1,374	-
Pension liability adjustments	(981)	(2,534)	1,553	-
Total other comprehensive income (loss)	(58,860)	77,414	(136,274)	-
Total comprehensive income (loss)	34,003	155,502	(121,499)	(78.1)
Less: Comprehensive (income) loss attributable to noncontrolling interests	(292)	(3,037)	2,745	-
Comprehensive income (loss) attributable to Nidec Corporation	¥33,711	¥152,465	¥(118,754)	(77.9)

(3) Consolidated Statements of Changes in Equity

For the year ended March 31, 2016
	Yen in millions (except for number of shares of common stock)
	Common stock
	Shares	Amount	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Nidec Corporation total shareholders’ equity	Non controlling interests	Total
Balance at March 31, 2015	294,108,416	¥77,071	¥105,459	¥427,641	¥134,828	¥(27)	¥744,972	¥8,127.	¥753,099
Comprehensive income (loss):
Net income				91,810			91,810	1,053	92,863
Other comprehensive income (loss):
Foreign currency translation adjustments					(53,708)		(53,708)	(783)	(54,491)
Net unrealized gains and losses on securities					(3,714)		(3,714)	-	(3,714)
Net gains and losses on derivative instruments					326		326	-	326
Pension liability adjustments					(1,003)		(1,003)	22	(981)
Total comprehensive income (loss):							33,711	292	34,003

Conversion of convertible bond	4,033,818	10,713	10,628			22	21,363	-	21,363
Purchase of treasury stock						(12,133)	(12,133)	-	(12,133)
Dividends paid to shareholders of Nidec Corporation				(23,690)			(23,690)	-	(23,690)
Dividends paid to noncontrolling interests							-	(54)	(54)
Capital transactions with consolidated subsidiaries and other			(29)			27	(2)	(81)	(83)
Balance at March 31, 2016	298,142,234	¥87,784	¥116,058	¥495,761	¥76,729	¥(12,111)	¥764,221	¥8,284	¥772,505

For the year ended March 31, 2015
	Yen in millions (except for number of shares of common stock)
	Common stock
	Shares	Amount	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Nidec Corporation total shareholders’ equity	Non controlling interests	Total
Balance at March 31, 2014	290,150,160	¥66,551	¥65,197	¥367,485	¥58,378	¥(39,640)	¥517,971	¥22,822	¥540,793
Comprehensive income (loss):
Net income				76,015			76,015	2,073	78,088
Other comprehensive income (loss):
Foreign currency translation adjustments					76,792		76,792	961	77,753
Net unrealized gains and losses on securities					3,227		3,227	16	3,243
Net gains and losses on derivative instruments					(1,048)		(1,048)	-	(1,048)
Pension liability adjustments					(2,521)		(2,521)	(13)	(2,534)
Total comprehensive income (loss):							152,465	3,037	155,502

Conversion of convertible bond	3,958,256	10,520	34,582			29,130	74,232	-	74,232
Purchase of treasury stock						(2,159)	(2,159)	-	(2,159)
Change in ownership of subsidiaries in connection with share exchange transaction			5,175			11,960	17,135	(17,135)	-
Dividends paid to shareholders of Nidec Corporation				(15,859)			(15,859)	-	(15,859)
Dividends paid to noncontrolling interests							-	(611)	(611)
Capital transactions with consolidated subsidiaries and other			505			682	1,187	14	1,201
Balance at March 31, 2015	294,108,416	¥77,071	¥105,459	¥427,641	¥134,828	¥(27)	¥744,972	¥8,127	¥753,099

(4) Consolidated Statements of Cash Flows

	Yen in millions
	Year ended March 31		Increase or decrease
	2016	2015

Cash flows from operating activities:
Consolidated net income	¥92,863	¥78,088	¥14,775
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	55,298	45,087	10,211
Amortization	9,438	8,317	1,121
Gain from marketable securities, net	(946)	(70)	(876)
Loss (Gain) on sales, disposal or impairment of property, plant and equipment	23	(275)	298
Deferred income taxes	2,036	6,523	(4,487)
Equity in net income of affiliated companies	(1)	(29)	28
Foreign currency adjustments	(14)	1,634	(1,648)
Accrual for pension and severance costs, net payments	151	1,583	(1,432)
Changes in operating assets and liabilities:
Increase in notes and accounts receivable	(5,163)	(20,109)	14,946
Increase in inventories	(6,722)	(29,565)	22,843
(Decrease) Increase in notes and accounts payable	(6,897)	10,054	(16,951)
(Decrease) Increase in accrued income taxes	(391)	220	(611)
Other	7,935	(9,583)	17,518
Net cash provided by operating activities	147,610	91,875	55,735

Cash flows from investing activities:
Additions to property, plant and equipment	(81,918)	(58,042)	(23,876)
Proceeds from sales of property, plant and equipment	1,437	3,110	(1,673)
Purchases of marketable securities	(507)	(6)	(501)
Proceeds from sales and redemption of marketable securities	1,319	68	1,251
Acquisitions of business, net of cash acquired	(9,665)	(27,343)	17,678
Proceeds from sales of business, net of cash divested	-	3,381	(3,381)
Other	(5,981)	(2,398)	(3,583)
Net cash used in investing activities	(95,315)	(81,230)	(14,085)

Cash flows from financing activities:
Increase in short-term borrowings	32,412	29,592	2,820
Proceeds from issuance of long-term debt	37,903	78	37,825
Repayments of long-term debt	(26,210)	(30,104)	3,894
Purchases of treasury stock	(12,133)	(2,159)	(9,974)
Payments for additional investments in subsidiaries	(191)	(292)	101
Dividends paid to shareholders of Nidec Corporation	(23,690)	(15,859)	(7,831)
Other	(316)	(764)	448
Net cash provided by (used in) financing activities	7,775	(19,508)	27,283

Effect of exchange rate changes on cash and cash equivalents	(24,030)	31,025	(55,055)
Net increase in cash and cash equivalents	36,040	22,162	13,878
Cash and cash equivalents at beginning of year	269,902	247,740	22,162
Cash and cash equivalents at end of year	¥305,942	¥269,902	¥36,040

 (5) Notes of Consolidated Financial Statements　(unaudited)

Notes regarding Going Concern Assumption

Not applicable.

Scope of Consolidation and Application of the Equity Method

1. Scope of consolidation

As of
March 31, 2016
Number of consolidated subsidiaries	225

2. Application of the equity method

As of
March 31, 2016
Number of affiliated companies accounted for under the equity method	4

3. Change in the scope of consolidation from March 31, 2015

Increase of consolidated subsidiaries	11
Decrease of consolidated subsidiaries	18

4. Change in significant subsidiaries

Not applicable.

5. Change in the application of the equity method from March 31, 2015

Increase of affiliated companies accounted for under the equity method	1
Decrease of affiliated companies accounted for under the equity method	2

6. Critical Accounting Policies

The Company and its subsidiaries in Japan maintain their records and prepare their accounts and records in accordance with accounting principles generally accepted in Japan, and its foreign subsidiaries in conformity with those of their countries of domicile. Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform with accounting principles generally accepted in the United States (“U.S. GAAP”).

《Changes Relating to the Basis for Preparing Our Consolidated Financial Statements》

As of April 1, 2015, NIDEC adopted FASB Accounting Standards Codification™ (ASC) 205“Presentation of Financial Statements” and ASC 360 “Property, Plant, and Equipment” updated by Accounting Standards Update (ASU) No. 2014-08 "Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity." ASU 2014-08 requires that a disposal of a component or a group of components of an entity should be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the component meets the criteria to be classified as held for sale or is disposed. ASU 2014-08 also requires additional disclosures about discontinued operations and disposal of an individually significant component of an entity that does not qualify for discontinued operations. The adoption of this standard did not have any impact on NIDEC’s consolidated financial position, results of operations or liquidity.

Business Combinations

Pursuant to ASC 805 “Business Combinations,” consolidated financial statements for the previous year and the three months ended June 30, 2015 have been retrospectively adjusted to reflect NIDEC’s valuation of the fair values of the assets acquired and the liabilities assumed upon the acquisition of Nidec GPM GmbH in the fiscal year ended March 31, 2015. During the three months ended September 30, 2015, NIDEC completed its valuation of such assets and liabilities of Nidec GPM GmbH.

In addition, NIDEC has been evaluating the fair values of the assets acquired and the liabilities assumed upon the acquisitions of companies in the fiscal year ended March 31, 2016. Assets and liabilities which are currently under evaluation have been recorded on NIDEC’s consolidated balance sheet based on preliminary management estimation as of March 31, 2016. With regard to assets and liabilities of which fair value evaluation is completed, consolidated financial statements for the six months ended September 30, 2015 have been retrospectively adjusted to reflect NIDEC’s valuation of fair value. These evaluations do not have material impacts on NIDEC’s consolidated financial position, results of operations or liquidity.

Operating Segment Information

			Yen in millions
	Year ended March 31				Increase or decrease
	2016		2015
Net sales:	Amount	%	Amount	%	Amount	%
Nidec Corporation	¥229,988	14.1	¥181,325	13.0	¥48,663	26.8
Nidec Electronics (Thailand)	131,753	8.0	124,465	8.9	7,288	5.9
Nidec Singapore	68,935	4.2	67,425	4.8	1,510	2.2
Nidec (H.K.)	114,785	7.0	82,760	5.9	32,025	38.7
Nidec Sankyo	129,404	7.9	123,042	8.8	6,362	5.2
Nidec Copal	59,366	3.6	41,081	2.9	18,285	44.5
Nidec Techno Motor	63,406	3.9	63,220	4.5	186	0.3
Nidec Motor	225,387	13.8	200,423	14.3	24,964	12.5
Nidec Motors & Actuators	270,242	16.5	194,206	13.9	76,036	39.2
All others	343,589	21.0	321,922	23.0	21,667	6.7
Sub-total	1,636,855	100.0	1,399,869	100.0	236,986	16.9
Adjustments and eliminations	(458,565)	-	(371,484)	-	(87,081)	-
Consolidated total	¥1,178,290	-	¥1,028,385	-	¥149,905	14.6

			Yen in millions
	Year ended March 31				Increase or decrease
	2016		2015
Operating income(loss):	Amount	%	Amount	%	Amount	%
Nidec Corporation	¥18,031	13.9	¥14,083	12.2	¥3,948	28.0
Nidec Electronics (Thailand)	15,696	12.1	14,996	13.0	700	4.7
Nidec Singapore	1,432	1.1	1,052	0.9	380	36.1
Nidec (H.K.)	372	0.3	613	0.5	(241)	(39.3)
Nidec Sankyo	15,052	11.6	12,686	11.0	2,366	18.7
Nidec Copal	2,182	1.7	517	0.4	1,665	322.1
Nidec Techno Motor	5,717	4.4	7,291	6.3	(1,574)	(21.6)
Nidec Motor	16,674	12.9	11,690	10.1	4,984	42.6
Nidec Motors & Actuators	25,368	19.6	18,614	16.1	6,754	36.3
All others	29,001	22.4	34,128	29.5	(5,127)	(15.0)
Sub-total	129,525	100.0	115,670	100.0	13,855	12.0
Adjustments and eliminations	(4,987)	-	(4,731)	-	(256)	-
Consolidated total	¥124,538	-	¥110,939	-	¥13,599	12.3

Notes:

1. The operating segments are the segments of Nidec for which separate financial information is available and for which operating profit or loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

2. Some of our segmental operating income or loss is presented in accordance with financial reporting principles and practices generally accepted in Japan.

3. Pursuant to ASC 805 “Business Combinations”, previous period amounts have been retrospectively adjusted.

4. From the fiscal year ended March 31, 2016, the Nidec Philippines, the Nidec (Zhejiang) and the Nidec Copal Electronics which were previously identified as respective reportable segments have been included in the All others due to their immateriality. Accordingly, previous period amounts have been reclassified.

Earnings per share

The Earnings per share information are as follows:

For the year ended March 31, 2016
	Yen in millions	Thousands of shares	Yen
	Net income (loss) attributable to Nidec Corporation	Weighted -average shares	Net income attributable to Nidec Corporation per share
Basic net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥91,810	296,808	¥309.32
Dilutive securities
Zero coupon convertible bonds with stock acquisition rights due 2015	(3)	1,083
Diluted net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥91,807	297,891	¥308.19

For the year ended March 31, 2015
	Yen in millions	Thousands of shares	Yen
	Net income (loss) attributable to Nidec Corporation	Weighted -average shares	Net income attributable to Nidec Corporation per share
Basic net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥76,015	279,873	¥271.61
Dilutive securities
Zero coupon convertible bonds with stock acquisition rights due 2015	(57)	16,782
Diluted net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥75,958	296,655	¥256.05

Note:

 Pursuant to ASC 805 “Business Combinations”, previous period amounts have been retrospectively adjusted.

Subsequent events

A share purchase agreement to Acquire ANA IMEP S.A.

On April 21, 2016, Nidec Sole Motor Corporation S.R.L., NIDEC’s subsidiary, agreed to acquire approximately 94.8% of the shares of ANA IMEP S.A. (“IMEP”) in Romania from its major shareholder (the “Transaction”).

1) Purpose of the Transaction

IMEP develops, manufactures and sells products of washing machine and drying machine motors.

Through the Transaction, NIDEC expects to enhance the competitiveness of its appliance motor business in the European market, one of Appliance, Commercial and Industrial Motors business (“ACIM”) on which it particularly places emphasis. NIDEC also expects to obtain IMEP’s major customers. In addition, NIDEC intends to build up a major manufacturing base in an emerging EU market for its ACIM.

2) Funds and schedule for the Transaction	NIDEC utilizes its cash on hand for funding. Closing of the Transaction is to be completed between late May to early June 2016.

6. Others (unaudited)

(1) Changes in Directors

1.

Proposed changes regarding Representative Directors

Not applicable.

2.

Proposed changes regarding other Members of the Board of Directors and Audit & Supervisory Board Members

1)

Outgoing Members of the Board of Directors (effective as of June 17, 2016):

Tadaaki Hamada (current post: First Senior Vice President)

Masuo Yoshimatsu (current post: First Senior Vice President)

Kazuya Hayafune (current post: First Senior Vice President)

Toshiaki Otani (current post: First Senior Vice President)

Note: Messrs. Tadaaki Hamada, Masuo Yoshimatsu, Kazuya Hayafune, and Toshiaki Otani are expected to assume office as First Senior Vice Presidents as of the above date.

2)

Candidates to the Audit & Supervisory Board (effective as of June 17, 2016):

Eisuke Nagatomo (current post: Representative Director, EN Associates Co., Ltd.)

Junko Watanabe (current post: Professor, Graduate School of Economics and Faculty of Economics, Kyoto University)

Note: Mr. Eisuke Nagatomo and Professor Junko Watanabe are candidates to the positions of Outside Audit & Supervisory Board Members (Independent Directors).

3)

Outgoing Audit & Supervisory Board Member (effective as of June 17, 2016):

Ikuo Nishikawa (current post: Outside Audit & Supervisory Board Member)

(2)Results for the three months ended March 31

Consolidated Statements of Income

	Yen in millions
	Three months ended March 31				Increase or decrease
	2016		2015
	Amount	%	Amount	%	Amount	%
Net sales	¥282,937	100.0	¥274,619	100.0	¥8,318	3.0
Cost of products sold	217,396	76.8	210,741	76.8	6,655	3.2
Selling, general and administrative expenses	22,722	8.0	22,076	8.0	646	2.9
Research and development expenses	12,271	4.4	11,590	4.2	681	5.9
Operating expenses	252,389	89.2	244,407	89.0	7,982	3.3
Operating income (loss)	30,548	10.8	30,212	11.0	336	1.1

Other income (expenses):
Interest and dividend income	610		686		(76)
Interest expenses	(1,064)		(420)		(644)
Foreign exchange gain (loss), net	(2,163)		(1,777)		(386)
Gain (loss) from marketable securities, net	(0)		2		(2)
Other, net	(2,960)		(2,920)		(40)
Total	(5,577)	(2.0)	(4,429)	(1.6)	(1,148)	-
Income (loss) before income taxes	24,971	8.8	25,783	9.4	(812)	(3.1)
Income taxes	(4,008)	(1.4)	(7,568)	(2.8)	3,560	-
Equity in net income (loss) of affiliated companies	(3)	(0.0)	3	0.0	(6)	-
Consolidated net income (loss)	20,960	7.4	18,218	6.6	2,742	15.1
Less: Net (income) loss attributable to noncontrolling interests	(78)	(0.0)	(234)	(0.1)	156	-
Net income (loss) attributable to Nidec Corporation	¥20,882	7.4	¥17,984	6.5	¥2,898	16.1

	Yen in millions
	Three months ended March 31		Increase or
	2016	2015	decrease
	Amount	Amount	Amount	%
Consolidated net income	¥20,960	¥18,218	¥2,742	15.1
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(40,065)	(9,178)	(30,887)	-
Net unrealized gains and losses on securities	(1,840)	808	(2,648)	-
Net gains and losses on derivative instruments	905	7	898	-
Pension liability adjustments	(1,059)	(2,703)	1,644	-
Total other comprehensive income (loss)	(42,059)	(11,066)	(30,993)	-
Total comprehensive income (loss)	(21,099)	7,152	(28,251)	-
Less: Comprehensive (income) loss attributable to noncontrolling interests	303	(299)	602	-
Comprehensive income (loss) attributable to Nidec Corporation	¥(20,796)	¥6,853	¥(27,649)	-

Consolidated Statements of Comprehensive Income

(3)Quarterly Financial Data for the three months ended December 31, 2015, September 30, 2015 and June 30, 2015

	Yen in millions
	Three months ended
	June 30, 2015		September 30, 2015		December 31, 2015
	Amount	%	Amount	%	Amount	%
Net sales	¥285,041	100.0	¥302,311	100.0	¥308,001	100.0
Operating income	30,737	10.8	31,093	10.3	32,160	10.4
Income before income taxes	32,347	11.3	31,042	10.3	30,968	10.1
Consolidated net income	24,194	8.5	23,988	7.9	23,721	7.7
Net income attributable to Nidec Corporation	¥23,790	8.3	¥23,818	7.9	¥23,320	7.6

Note: Pursuant to ASC 805 “Business Combinations”, the results of operations for the three months ended June 30, 2015 and

September 30, 2015 have been retrospectively adjusted.

(4) Information by Product Category

	Yen in millions
	Year ended March 31, 2016
	Small precision motors	Automotive, appliance, commercial and industrial products	Machinery	Electronic and optical components	Others	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥447,988	¥554,713	¥106,462	¥64,112	¥5,015	¥1,178,290	¥-	¥1,178,290
Intersegment	2,414	5,134	11,566	4,894	1,833	25,841	(25,841)	-
Total	450,402	559,847	118,028	69,006	6,848	1,204,131	(25,841)	1,178,290
Operating expenses	382,275	512,193	102,231	62,361	5,957	1,065,017	(11,265)	1,053,752
Operating income	¥68,127	¥47,654	¥15,797	¥6,645	¥891	¥139,114	¥(14,576)	¥124,538

	Yen in millions
	Year ended March 31, 2015
	Small precision motors	Automotive, appliance, commercial and industrial products	Machinery	Electronic and optical components	Others	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥397,999	¥460,007	¥98,800	¥65,050	¥6,529	¥1,028,385	¥-	¥1,028,385
Intersegment	1,624	592	7,906	657	6,753	17,532	(17,532)	-
Total	399,623	460,599	106,706	65,707	13,282	1,045,917	(17,532)	1,028,385
Operating expenses	336,564	424,130	90,558	60,699	12,493	924,444	(6,998)	917,446
Operating income	¥63,059	¥36,469	¥16,148	¥5,008	¥789	¥121,473	(10,534)	¥110,939

	Yen in millions
	Three months ended March 31, 2016
	Small precision motors	Automotive, appliance, commercial and industrial products	Machinery	Electronic and optical components	Others	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥95,911	¥143,682	¥27,324	¥14,848	¥1,172	¥282,937	¥-	¥282,937
Intersegment	518	1,255	1,751	1,197	434	5,155	(5,155)	-
Total	96,429	144,937	29,075	16,045	1,606	288,092	(5,155)	282,937
Operating expenses	83,211	129,926	25,231	14,812	1,407	254,587	(2,198)	252,389
Operating income	¥13,218	¥15,011	¥3,844	¥1,233	¥199	¥33,505	(2,957)	¥30,548

	Yen in millions
	Three months ended March 31, 2015
	Small precision motors	Automotive, appliance, commercial and industrial products	Machinery	Electronic and optical components	Others	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥102,916	¥126,737	¥27,667	¥15,846	¥1,453	¥274,619	¥-	¥274,619
Intersegment	853	268	2,518	242	1,340	5,221	(5,221)	-
Total	103,769	127,005	30,185	16,088	2,793	279,840	(5,221)	274,619
Operating expenses	88,077	117,023	25,530	14,714	2,538	247,882	(3,475)	244,407
Operating income	¥15,692	¥9,982	¥4,655	¥1,374	¥255	¥31,958	(1,746)	¥30,212

Notes:

1. Product categories are classified based on similarities in product type, product attributes, and production and sales methods.

2. Major products of each product category:

(1) Small precision motors: Spindle motors for HDDs, brushless motors, fan motors, vibration motors, brush motors and motor applications, etc.

(2) Automotive, appliance, commercial and industrial products: Automotive motors and components, home appliance, commercial and industrial motors and related products.

(3) Machinery: Industrial robots, card readers, test systems, pressing machines and power transmission drives, etc.

(4) Electronic and optical components: Switches, trimmer potentiometers, lens units and camera shutters, etc.

(5) Others: Services, etc.

3. Pursuant to ASC 805 “Business Combinations,” previous period amounts have been retrospectively adjusted.

(5) Sales by Geographic Segment

	Yen in millions
	Year ended March 31				Increase or decrease
	2016		2015
	Amount	%	Amount	%	Amount	%
Japan	¥271,571	23.1	¥268,416	26.1	¥3,155	1.2
U.S.A	197,235	16.7	174,521	17.0	22,714	13.0
Singapore	72,727	6.2	70,956	6.9	1,771	2.5
Thailand	106,998	9.1	90,813	8.8	16,185	17.8
Germany	87,502	7.4	44,756	4.3	42,746	95.5
China	293,353	24.9	235,409	22.9	57,944	24.6
Others	148,904	12.6	143,514	14.0	5,390	3.8
Total	¥1,178,290	100.0	¥1,028,385	100.0	¥149,905	14.6

	Yen in millions
	Three months ended March 31				Increase or decrease
	2016		2015
	Amount	%	Amount	%	Amount	%
Japan	¥66,361	23.5	¥66,833	24.3	¥(472)	(0.7)
U.S.A	49,649	17.5	48,656	17.7	993	2.0
Singapore	14,673	5.2	19,560	7.1	(4,887)	(25.0)
Thailand	26,849	9.5	26,484	9.6	365	1.4
Germany	23,017	8.1	14,143	5.2	8,874	62.7
China	62,951	22.3	62,770	22.9	181	0.3
Others	39,437	13.9	36,173	13.2	3,264	9.0
Total	¥282,937	100.0	¥274,619	100.0	¥8,318	3.0

Notes:

1.

The sales are classified by domicile of the seller, and the figures exclude intra-segment transactions.

2.

From the three months ended March 31, 2016, the sales by the Germany segment are separated from the Others segment as an individual segment whilst the sales by the Philippines segment are combined into the Others segment. Accordingly, previous period amounts have been reclassified.

(6) Sales by Region

	Yen in millions
	Year ended March 31				Increase or decrease
	2016		2015
	Amount	%	Amount	%	Amount	%
North America	¥230,698	19.6	¥197,559	19.2	¥33,139	16.8
Asia	600,840	51.0	528,176	51.4	72,664	13.8
Europe	152,412	12.9	108,186	10.5	44,226	40.9
Others	14,452	1.2	10,775	1.0	3,677	34.1
Overseas sales total	998,402	84.7	844,696	82.1	153,706	18.2
Japan	179,888	15.3	183,689	17.9	(3,801)	(2.1)
Consolidated total	¥1,178,290	100.0	¥1,028,385	100.0	¥149,905	14.6

	Yen in millions
	Three months ended March 31				Increase or decrease
	2016		2015
	Amount	%	Amount	%	Amount	%
North America	¥59,678	21.1	¥55,849	20.3	¥3,829	6.9
Asia	135,611	47.9	140,019	51.0	(4,408)	(3.1)
Europe	39,974	14.1	31,614	11.5	8,360	26.4
Others	4,735	1.7	2,642	1.0	2,093	79.2
Overseas sales total	239,998	84.8	230,124	83.8	9,874	4.3
Japan	42,939	15.2	44,495	16.2	(1,556)	(3.5)
Consolidated total	¥282,937	100.0	¥274,619	100.0	¥8,318	3.0

Note:

The sales are classified by domicile of the buyer, and the figures exclude intra-segment transactions.

(7) Other information

1) Summary of Consolidated Financial Performance

	Yen in millions (except for per share amounts)
	Year ended March 31		Increase or decrease	Three months ended March 31		Increase or decrease
	2016	2015		2016	2015
Net sales	¥1,178,290	¥1,028,385	14.6%	¥282,937	¥274,619	3.0%
Operating income	124,538	110,938	12.3%	30,548	30,212	1.1%
Ratio of operating income to net sales	10.6%	10.8%		10.8%	11.0%
Income before income taxes	119,328	107,092	11.4%	24,971	25,783	(3.1%)
Ratio of income before income taxes to net sales	10.1%	10.4%		8.8%	9.4%
Net income attributable to Nidec Corporation	91,810	76,015	20.8%	20,882	17,984	16.1%
Ratio of net income attributable to Nidec Corporation to net sales	7.8%	7.4%		7.4%	6.5%
Net income attributable to Nidec Corporation per share-basic	¥309.32	¥271.61		¥70.41	¥62.54
Net income attributable to Nidec Corporation per share-diluted	¥308.19	¥256.05		¥70.41	¥59.78

Total assets	¥1,384,472	¥1,357,340
Nidec Corporation shareholders’ equity	764,221	744,972
Nidec Corporation shareholders’ equity to total assets	55.2%	54.9%
Nidec Corporation shareholders’ equity per share	¥2,576.59	¥2,533.07

Net cash provided by operating activities	¥147,610	¥91,875
Net cash used in investing activities	(95,315)	(81,230)
Net cash provided by (used in) financing activities	7,775	(19,508)
Cash and cash equivalents at end of year	¥305,942	¥269,902

Notes:

1. Some items colored in the above table are omitted, because we also omit them in the report in Japanese language.

2. Pursuant to ASC 805 “Business Combinations,” previous period amounts have been retrospectively adjusted.

2) Scope of Consolidation and Application of the Equity Method

Number of consolidated subsidiaries:	225
Number of affiliated companies accounted for under the equity method:	4

3) Change in Scope of Consolidation and Application of Equity Method

Change from March 31, 2015
Number of companies newly consolidated:	11
Number of companies excluded from consolidation:	18
Number of companies newly accounted for by the equity method:	1
Number of companies excluded from accounting by the equity method:	2